

Q4 2025
RESULTS CALL

March 2, 2026 @ 4:30 PM EST/6:30 PM ART

Pampa energía

DISCLAIMER

Pampa energía

The material that follows is a presentation of general background information about Pampa Energía S.A.("Pampa" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. It is not intended to be relied upon as advice to potential investors. This presentation is strictly confidential and may not be disclosed to any other person. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of the information presented herein.

This presentation contains information and statements that are forward-looking within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the 'Securities Act') and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words 'believe', 'expect', 'anticipate', 'target', or similar expressions. While Pampa' s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Pampa, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, changing business, regulatory, political or other market conditions in Argentina and elsewhere, the completion of our new generation projects, the completion of our distribution and transmission subsidiaries' tariff revision process, the prospects for growth anticipated by our management, and the other risks and uncertainties discussed in our reports and other documents filed with the U.S. Securities and Exchange Commission. Further, Pampa undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation that any such forward looking statements will be achieved. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever. Securities may not be offered or sold in the United States unless they are registered or exempt from registration under the Securities Act. Any offering of securities to be made in the United States will be made by means of a prospectus or offering prepared in connection with any such offering.

Unless otherwise indicated, the calculation of the income statement figures in US$ is derived from the sum of: **1** Pampa Energia S.A. stand-alone financial results in transactional US$, **2** power generation and other subsidiaries financial results in transactional US$, and **3** the financial results of Transener and TGS (holding and others segment) affiliates expressed in Argentine pesos divided by the exchange rate at the end of period.

Conversions from local currency reporting to US$ should not be considered representations that any such amounts have been, could have been or could be converted into US$ at that or at any other FX. Moreover, as a result of fluctuations in the US$ to AR$ exchange rate, the exchange rate used in the conversion may not be indicative of current or future exchange rates.

A QUICK REVIEW OF 2025

Pampa energía

Avg production, in kboed



▲ 8% yoy
▲ 73% vs 2017
48.9
Oil 7.6
Gas 41.3
78.2
4.8
73.4
84.4
11.7
72.8
2017
...
2024
2025

Net power generation, in TWh



Thermal availability
▼ 3% yoy
▲ 48% vs 2017
14.2
87%
21.7
95%
21.0
94%
2017
...
2024
2025

Consolidated adjusted EBITDA, in US$ million[1]



▲ 8% yoy
▲ 39% vs 2017
726
937
1,009
2017
...
2024
2025

Consolidated adjusted EBITDA breakdown[2]



Oil & Gas
50%
TRX5
6%
E&P
35%
%
Power
44%
TGS5
15%
Electricity
50%

Note: Consolidated figures, as of December 31, 2025. Includes full CTEB MW (50% equity). 1 2017 EBITDA does not include Edenor. 2 Figures include affiliates' at O/S. Revenues include the contribution of retail's Plan Gas. It does not include pure holding and eliminations and petrochemicals.

EVOLUTION OF CAPEX BY PAMPA AND AFFILIATES



91
78
43
74
172
430
542
886
827
809
348
549
736
1,197
978
105
354
519
1,413
99
1,039
275
Power generation
E&P
Affiliates @ 100% & other businesses
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Q4 2025'S KEY TAKEAWAYS
CONSOLIDATED FIGURES, IN US$ MILLION

Pampa energía

Main highlights

- Production ramp-up at Rincón de Aranda
- New normalization guidelines for power market
- Vertical integration between power & E&P
- 2025 net debt-EBITDA of 1.1x
  Avg life @ 7.7 years

Consolidated adjusted EBITDA[1]



EBITDA margin
182
32%
Q4 24
...
322
45%
Q3 25
230
35%
Q4 25
+26% yoy
-29% qoq
✓Rincón de Aranda
✓Spot prices
✓Gas exports
× PPA units
× OCP's deconsolidation

CapEx[1]



206
88
Q4 24
...
317
174
Q3 25
371
RDA
239
Q4 25
+81% yoy
+17% qoq
✓Rincón de Aranda
× PEPE 6

Consolidated adjusted EBITDA breakdown[1,2]



Oil & Gas
49%
TRX
8%
E&P
30%
%
Power
43%
PTO
0%
TGS
19%
Electricity
51%

Note: 1 It includes affiliates at O/S (CTEB, Transener and TGS): in Q4 25 US$150 million in sales, US$102 million in adjusted EBITDA and US$51 million in capex. Sales include the compensation from retail's Plan Gas.Ar. 2 It does not include pure holding and eliminations.

OIL AND GAS
RINCÓN DE ARANDA LED THE QUARTER AMID SUMMER GAS

Adjusted EBITDA, in US$ million


EBITDA margin
36
27%
Q4 24
...
171
52%
Q3 25
77
37%
Q4 25

+111% yoy
-55% qoq

- ✓Rincón de Aranda
- ✓Gas Exports & industries
- × Transport & treatment

Lifting cost, in US$ million


Per boe
49
8.7
Q4 24
...
59
6.4
Q3 25
59
8.0
Q4 25

Per boe
-8% yoy
+24% qoq

- ✓Production
- × Lease temp facilities
- × Gas treatment

Production performance, in kboepd


61.6
Oil 4.0/6%
Gas
57.6
94%
Q4 24
...
99.5
17.3/17%
82.2
83%
Q3 25
81.2
18.0/22%
63.2
78%
Q4 25

+32% yoy
-18% qoq

- ✓Rincón de Aranda
- ✓Sierra Chata
- × El Mangrullo
- × Non-operated oil & gas

Crude oil production, in kbpd


67.6
4.0
Convt'l 3.0
1.0
Q4 24
...
61.1
17.3
14.4
Q3 25
60.9
18.0
RDA
17.1
Q4 25
Avg Price with hedge, in US$/bbl

+355% yoy
+4% qoq

Price
- × Brent
- ✓Hedge

Production
- ✓Rincón de Aranda

RINCÓN DE ARANDA REACHED FIRST MILESTONE OF 20 KBPD

Pampa energía



Oil production, in kbpd
45
30
15
0
VMOS + CPF — 45
TPF#2
28
20
1
Apr-25
Dec-25
Mid-26
2027

2 high-spec rigs
1 frac fleet

10 pads tied-in
2 DUC, 2 fracking

Building infra
Pipelines to delivery point

Central processing facility
45kbpd by Q1 27

US$776m capex 2025
US$771m capex 2026b

Total development capex
+US$1.5bn until plateau

GAS: THE VERTICAL INTEGRATION IS HAPPENING

Pampa energia

Gas production, in mcmpd



9.8
14.0
10.7
+10% yoy
-23% qoq
✓Exports
✓Industries
Q4 24
...
Q3 25
Q4 25

Weighted avg gas price for Pampa, in US$/MBTU



3.2
3.0
4.0
4.0
4.4
4.4
3.0
2.9
Winter
2024 = 3.7
2025 = 3.7
Q1
Q2
Q3
Q4

Destination of our sales in Q4



PG 37%
January 2026
Retail 8%
CAMMESA 29%
Expo 10%
Industries 13%
Interco 41%
72%
2025
13%
59%
9%
13%
7%
Pampa
81%
2024
13%
68%
12%
4%

2025 RESERVES REPORT: GROWTH DRIVEN BY SHALE

Pampa energía

P1 reserves, in mboe



296
231
199
179
157
142
135
14
44
83
132
Shale 204
131
132
143
135
116
99
Non-Shale 92
2019
2020
2021
2022
2023
2024
2025

Shale gas vs shale oil, in mboe P1 reserves



204
Oil 56
132
83
44
4
10
14
120
Gas 148
2019
2020
2021
2022
2023
2024
2025

2025 P1 reserves



Crude oil 19%
ND 46%
Dev'd 54%
Gas 81%

+28% growth yoy

3.2x RRR

10.2-year average reserve life

+54% shale yoy to **204mboe**

POWER GENERATION
THE NEW GUIDELINES BOOSTED THE SEGMENT

Pampa energía

Adjusted EBITDA[1], in US$ million



EBITDA margin
86
47%
Q4 24
...
120
54%
Q3 25
111
48%
Q4 25
+28% yoy
-8% qoq
✓Spot prices
✓Costs
× CTGEBA overhaul

Generation performance, in GWh



4,797
Wind 9%
Hydro 15%
Thermal 76%
Q4 24
...
5,421
8%
5%
88%
Q3 25
4,947
10%
7%
84%
Q4 25
+3% yoy
-9% qoq
✓Old CTGEBA & CTLL
✓Wind
×New CTGEBA
×HINISA
×HPPL & HIDISA

Thermal availability



94%
PAMPA
92%
Nat'l grid 80%
Q4 24
...
94%
97%
84%
Q3 25
91%
Pampa's total availability
93%
82%
Q4 25
+75 bps yoy
-390 bps qoq
✓CTLL & CTGEBA overhauls in Q4 24
× Scheduled overhauls

Installed capacity, in MW



5,472
32% Contracted
68% Old capacity
Q4 24
...
5,472
32%
68%
Q3 25
5,472
31%
69%
Q4 25

Note: 1 Incl. EBITDA from CTEB at 50% O/S.

Q4 25 ALMOST BREAKEVEN FCF AMID HEAVY GROWTH CAPEX IN RINCÓN DE ARANDA

Pampa energía

Key cash flow figures for the Parent Company, US$ million



Q4 25 FCF = US$(20) million
-US$155m yoy, -US$25m qoq
-US$557m yo
+US$210m qo
881
146
(242)
115
(39)
147
80
3
1,091
RdA
Winter Collections
CB Series 26
CB Series 16, 20 & 2026
Cash @ Sep-25
EBITDA
CapEx
WK
Debt service
Debt principal, net
Cash yield
Others
Cash @ Dec-25

Note: This chart is an approximate evolution of the cash flow expressed in US$ million, in order to identify the most relevant figures for the convenience of the audience. Therefore, its breakdown may differ from Pampa Energía's Consolidated Financial Statements as of December 31, 2025. Cash = Cash, cash equivalents, financial assets at fair value and financial assets at amortized cost.

SOLID BALANCE SHEET TO SUPPORT MORE GROWTH

Pampa energía

Key leverage figures[1] as of December 2025, in US$ million

	Parent Company	Consolidated with affiliates at O/S[3]
Debt[2]	1,892	2,286
Cash & equiv.	1,091	1,457
Net debt	**801**	**829**
LTM Adj. EBITDA	**731**	**1,009**
Gross leverage	***2.6x***	***2.3x***
Net leverage	***1.1x***	***0.8x***

Leverage evolution



Net leverage
Gross leverage
2.1x
2.2x
2.2x
3.0x
2.6x
1.3x
1.2x
0.9x
0.6x
1.1x
2021
2022
2023
2024
2025

Pampa Parent Company principal debt, net of repurchases, in US$ million



AR$
US$
1,091
32
104
82
211
410
700
450
Cash
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037



%
Int'l Bonds 82%
Banks 4%
Local Bonds 14%

S&P	B- bb- (stand-alone)
Fitch	B- AAA (arg LT) A1+ (arg ST)

Note: Cash includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 1 FX AR$1,455/US$. LTM adjusted EBITDA is as of December 2025. 2 Incl. accrued financial interests. 3 Affiliates CTEB, TGS and Transener are included at O/S.


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